Mail Stop 3561

December 17, 2008

Moon, Ho
President and Chief Executive Officer
Korea Electric Power Corporation
411 Youngdong-Daero
Gangnam-Gu
Seoul 35-791
Korea

      Re: **Korea Electric Power Corporation**
              Annual Report on Form 20-F for Fiscal Year
              Ended December 31, 2007
              Filed June 30, 2008
              File No. 000-13372

Dear Mr. Moon:

     We have completed our review of your Annual report on Form 20-F and related filings and have no further comments at this time.

                         Sincerely,

                         H. Christopher Owings
                         Assistant Director

cc: Jin Hyuk Park
        Simpson Thacher & Bartlett LLP
        Facsimile No. (852) 2869-7694